

Mail Stop 3561

July 25, 2005

John C. Morris
President and Chairman of the Board of Directors
Odyssey Marine Exploration, Inc.
5215 West Laurel Street
Tampa, Florida 33607

> **Re:** **Odyssey Marine Exploration, Inc.**
> **Amendment no. 1 to the Form 10-KT**
> **Filed June 17, 2005**
> **File No. 1-31895**

Dear Mr. Morris:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed June 17, 2005, as amended

Description of Business, page 3

1. Please identify the four customers you reference on page 10.

Consolidated Statements of Cash Flows

2. We note your response to our prior comment number 13 in which you explain the terms of the transaction in which certain convertible loans were converted into common shares. Please confirm that you will include disclosures similar to those

provided in your response to our prior comment in the notes to your financial statements in future filings. We believe these disclosures are necessary in order to understand the terms under which your convertible loans were converted into common shares. Also, your statement of changes in shareholders' equity should also be revised to include separate disclosures of such transactions, rather than including them in the caption, common stock issued for cash. Please confirm that you will provide such disclosures in future filings, where applicable.

Other

As noted in our prior letter, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 551-3325 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb

Max A. Webb
Assistant Director